                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         OUTDOOR CHANNEL HOLDINGS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   690027206
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                                 (CUSIP Number)


                                 Perry T. Massie
                       c/o Outdoor Channel Holdings, Inc.
                      43445 Business Park Drive, Suite 113
                           Temecula, California 92590
                                 (951) 699-4749
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 July 13, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 690027206                                          Page 2 of 4 Pages
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Thomas H. Massie

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     United States

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               7.   Sole Voting Power
  NUMBER OF         3,406,152 shares of common stock, $.001 par value ("Issuer
   SHARES           Common Stock"), of Outdoor Channel Holdings, Inc.,
BENEFICIALLY        a Delaware corporation ("Issuer")
 OWNED BY      -----------------------------------------------------------------
    EACH       8.   Shared Voting Power
  REPORTING         3,075,150 (which includes 2,873,620 shares held by
   PERSON           Musk Ox Investments, L.P., a Nevada limited
    WITH            partnership ("MOI"), 93,655 shares held by Musk Ox
                    Properties, L.P., a Nevada limited partnership
                    ("MOP"), 8,125 shares held by The Wilma M. Massie
                    Trust dated June 3, 1994 ("Wilma M. Massie Trust"),
                    37,500 shares held by The Thomas and Cindy Massie
                    Foundation, a California public benefit corporation
                    (the "TCM Foundation"), 29,750 shares held jointly with Mr. Thomas Massie's wife, Cindy Massie, 25,000 shares currently held in street name for the benefit of Wilma M. Massie, Mr. Thomas Massie's late mother, and 7,500 shares currently held in the name of Wilma
                    M. Massie).

               -----------------------------------------------------------------
               9.   Sole Dispositive Power
                    3,406,152 shares
               -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,075,150 (which includes 2,873,620 shares held by MOI, 93,655 shares held by MOP, 8,125 shares held by the Wilma M. Massie Trust, 37,500 shares held by the TCM Foundation, 29,750 shares held jointly with Mr.
                    Thomas Massie's wife, Cindy Massie, 25,000 shares currently held in street name for the benefit of Wilma M. Massie, Mr. Thomas Massie's late mother, and
                    7,500 shares currently held in the name of Wilma M.
                    Massie).

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,481,302 (see Item 5 of this Schedule 13D)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     26.7% (based upon 24,289,913 shares outstanding as of July 13, 2005).
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14.  Type of Reporting Person (See Instructions)

     IN

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

                                  SCHEDULE 13D

This Amendment No. 2 (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 29, 2004 on behalf of Thomas H. Massie (such original filing, together with any prior amendments thereto, the "Original Schedule 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D. This Amendment is being filed in order to amend and restate Item 5 of the Original Schedule 13D (with respect to Mr. Thomas Massie only) in its entirety in connection with the sale of Issuer Common Stock by Mr. Thomas Massie and the issuance of additional shares by the Issuer.

The reported numbers of shares in this Amendment are reported as of July 13, 2005.

This filing shall not be deemed an admission by Mr. Thomas Massie of beneficial ownership for any purposes other than the filing of this Amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Item 5 a (ii) of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

                           (ii) Thomas H. Massie: Mr. Thomas Massie may be deemed to beneficially own 6,481,302 shares of Issuer Common Stock, which shares constitute 26.7% of the total class. These shares include 3,406,152 shares held individually, 2,873,620 shares held by Musk Ox Investments, L.P., a Nevada limited partnership, 93,655 shares held by Musk Ox Properties, L.P., a Nevada limited partnership, 8,125 shares held by The Wilma M. Massie Trust, 37,500 shares held by The Thomas and Cindy Massie Foundation, a California public benefit corporation, 29,750 shares held jointly with Mr. Thomas Massie's wife, Cindy Massie, 25,000 shares currently held in street name for the benefit of Wilma M. Massie, Mr. Thomas Massie's late mother, and 7,500 shares currently held in the name of Wilma M. Massie. The percentage of shares which may be deemed to be beneficially owned by Mr. Thomas Massie is based upon 24,289,913 shares outstanding as of July 13, 2005.

         Item 5 b (ii) of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

                           (ii) Thomas H. Massie:

                                    (A) sole power to vote or direct the vote:
                                    3,406,152 shares

                                    (B) shared power to vote or direct the vote:
                                    3,075,150 shares

                                    (C) sole power to dispose or direct the
                                    disposition: 3,406,152 shares

                                    (D) shared power to dispose or direct the disposition: 3,075,150 shares


                                   Page 3 of 4
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         Item 5 c (ii) of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

                           (ii) Thomas H. Massie: On July 1, 2005, Mr. Thomas Massie exercised an option to purchase 484,591 shares of Issuer Common Stock for $0.9231 per share and sold such shares at a price of $12.69 per share (after taking into account the underwriters' discounts) in connection with a firm underwritten public offering of Issuer Common Stock ("Offering"). The Issuer also issued additional shares in connection with the Offering.

                           On July 13, 2005, in connection with the exercise of the over-allotment option granted to the Underwriters in the Offering, Mr. Thomas Massie (x) exercised an option to purchase 2,909 shares of Issuer Common Stock for $0.9231 per share and sold such shares at a price of $12.69 per share (after taking into account the underwriters' discounts); and (y) sold 353,035 shares of Issuer Common Stock held by Musk Ox Investments, L.P. at a price of $12.69 per share (after taking into account the underwriters' discounts).

                  (d) Not applicable.

                  (e) Not applicable.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 2005


                                               Thomas H. Massie*
                                               -----------------
                                               THOMAS H. MASSIE

*By: /s/ Thomas E. Hornish
     -------------------------------------
     (Thomas E. Hornish, Attorney-in Fact)


                                   Page 4 of 4